FORM 51-102F3
MATERIAL CHANGE REPORT

1   Name and Address of Company:

Enerflex Ltd. ("**Enerflex**")
904 -1331 Macleod Trail S.E.
Calgary, Alberta T2G 0K3

2   Date of Material Change:

March 19, 2025

3   News Release:

A news release disclosing the material summarized in this material change report was issued by Enerflex on March 19, 2025, and disseminated through the facilities of Globe Newswire and subsequently filed on SEDAR+ and Edgar.

4   Summary of Material Change:

On March 19, 2025, Enerflex announced that Marc Rossiter had stepped down as President, Chief Executive Officer, and a director of Enerflex, with immediate effect. Preet Dhindsa, Enerflex's current Senior Vice President and Chief Financial Officer, will serve as Interim Chief Executive Officer and Joe Ladouceur, Vice President Treasury, Tax & Insurance, will serve as Interim Chief Financial Officer.

5   Full Description of Material Change:

5.1   Full Description of Material Change

On March 19, 2025, Enerflex announced that Marc Rossiter had stepped down as President, Chief Executive Officer, and a director of Enerflex, with immediate effect. Preet Dhindsa, Enerflex's current Senior Vice President and Chief Financial Officer, will serve as Interim Chief Executive Officer and Joe Ladouceur, Vice President Treasury, Tax & Insurance, will serve as Interim Chief Financial Officer. The Board of Directors of Enerflex is undertaking a comprehensive search to identify Enerflex's next Chief Executive Officer and has retained a leading executive search firm to assist with this process.

5.2   Disclosure for Restructuring Transaction

Not applicable.

6   Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7   Omitted Information:

None.

8   Executive Officer:

For further information, contact Mr. Jeff Fetterly, Vice President, Corporate Development and Capital Markets, by telephone at +1.403.236.6896.

9   Date of Report:

March 26, 2025.